Filed by IBS Interactive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  I. I. Holding Company, Inc.
Commission File No.  0-24073


Investors and security holders of the IBS Interactive, Inc. are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by IBS Interactive, Inc. and Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc. or Infonautics, Inc. stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect the either IBS Interactive, Inc. or Infonautics, Inc. financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward- looking statements.

THE FOLLOWING IS THE TRANSCRIPT OF THE RADIOWALLSTREET INTERVIEW FROM JULY 31, 2000, SUCH TRANSCRIPT FIRST MADE AVAILABLE IN WRITTEN FORM ON AUGUST 3, 2000:

RadioWallStreet Executive Interview

Companies: Infonautics, IBS Interactive, First Avenue Ventures
Moderator: Joseph Garner

OPERATOR: Welcome to RadioWallStreet.com. This program is subject to the forward-looking statements located at the bottom of the web page. Featured on today's segment is an interview with Rich Masterson, CEO of First Avenue Ventures, Van Morris, CEO of Infonautics, (http://www.infonautics.com/), and Nick Loglisci, CEO of IBS Interactive IBSX; (http://www.interactive.net)

Conducting the interview for Radio Wallstreet.com is Joe Garner.

Please, go ahead, sir.

JOSEPH GARNER: Thank you, and good afternoon everyone. Welcome back to RadioWallStreet.com. We're very pleased to have with us on the air this afternoon, as the announcer had just indicated, what will be the future management team of Digital Fusion, Rich Masterson of First Avenue Ventures, Van Morris of Infonautics Corporation, Nick Loglisci of IBS Interactive. Welcome, gentlemen.

RICH MASTERSON:  Thank you, Joe.

VAN MORRIS: Good afternoon, Joe.

JOSEPH GARNER: It's great to have you on the show today. We've had such a significant news announcement between the three organizations but a couple of things, housekeeping items on us before we get started first I want to let our audience know that today's program is being sponsored by Dell. One Focus Vision made Dell the world's leading direct computer systems company, one bold concept, direct customer contact, has made Dell one of the most successful companies of the 1990's. Visit Dell by clicking their ad here on the invent page.

I also want to mention that my firm and World Research provides research coverage on Infonautics and our sister company, Emerald Divisors, is a significant shareholder. Anyone that would like more information I would refer to our web page, Emerald - or, excuse me - teamemerald.com.

Let's start out - do you - the three companies had a made a joint announcement today that they will be merging to create a new venture technology enterprise that will be known under the name Digital Fusion. And I think perhaps to get started, I think people that may know one of these particular companies may not be as familiar with other two.

So, if we could just take a moment or two and maybe on a one by one basis just give us a little bit of introduction and background on your particular companies and what you're kind of bringing to the whole here.

And, Rich, why don't we start with you with First Avenue Ventures. You were there the founder of another public company, U.S. Interactive (NASDAQ: USIT); (http://www.usinteractive.com), which some of our listeners may be aware of. Why don't you give us a little bit of your background and what First - who First Avenue Venture is and what you're bringing to the table here?

RICH MASTERSON: Sure. Thanks, Joe. You're right, I - in founding US Interactive back in 1994, I thought there was a need for a new kind of professional services firm, one that was dedicated to the Internet from a strategy technology and marketing perspective.

And I must tell you that as we sit around and contemplate the merger that's been announced, I feel strangely similar to 1994. I think there's a need for a new kind of company, precisely the kind of company that Digital Fusion will be. And basically what Digital Fusion will be by virtue of this partnership, is we're bringing a three-legged stool together, if you will.

First Avenue is a private equity firm that I started in partnership with Don Caldwell and Glen Rieger at Cross Atlantic Capital Partners. As you may recall, Don is the former president of Safeguard (Safeguard Scientifics - NYSE: SFE) and Glen was an EVP (Executive Vice President) at Safeguard. These were the gentlemen with whom I worked while at US Interactive. The Cross Atlantic First Avenue Partnership provides the needed private equity that our corporate partners, our internal portfolio properties, as well as entrepreneurs need, to get successful e-businesses started. So, it's the First Avenue private equity and management consulting that we bring to this partnership.

JOSEPH GARNER: Great. Nick, why don't we move over to you with IBS Interactive, just a little bit of background on IBS and how see it fitting into Digital Fusion.

NICK LOGLISCI: Sure. Thanks, Joe. IBS Interactive today is a services company. It's a company I co-founded in 1995 and our original intent was to be - was to be a national ISP (Internet Service Provider), and we actually had our roots in networks and - on the Internet services side.

And approximately the third-fourth, quarter of 1999 we realized that that was becoming a game that was getting dominating by the Telco's (Telecommunications Companies) and we saw our services side of the business growing quite rapidly. And what IBS has done over the past three quarters is really transformed ourselves very quickly from being really that of a - primarily a network company and to that of being an e-services company.

Primarily with our expertise in the programming applications and development field, again, we do have deep seeded experience in network services, including Website hosting and subscriber line services on the corporate end. And really what we see ourselves as, as Rich has mentioned, the legs of the stool, we're the services arm of the company going forward.

JOSEPH GARNER: Van, we've had you on the show here a number of times before, on RadioWallStreet. Give us a little bit of background on Infonautics and how it fits into the picture here.

VAN MORRIS: You bet. Thanks, Joe. Infonautics has a powerful portfolio of web operating properties. Its properties that you may know of, like Company Sleuth, Electric Library and Encyclopedia.com, these properties in aggregate, Joe, ranked by Media Metrix in the top 100 Web network on a consolidated basis. We have a tremendous amount of audience to bring to the table.

In addition, we have a strong balance sheet with - in our recently announced financials - $13 million in cash and about $9 million eBay (NASDAQ:EBAY); (http://www.ebay.com) stock that we bring to the table, as well as a proven track record of developing companies - early stage companies. We founded bigchalk at Infonautics and we subsequently spun it out, and $55 million of very sophisticated capital was invested in this company (bigchalk). And we were the founding investor of Half.com with 280 thousand dollars invested a year ago that has recently converted into just under 10 million dollars.

So, what we've done, Joe, is we've built Web properties, we've operated web properties, and we've spun web properties out of Infonautics into their own, in the case of bigchalk and our early stage investment in Half.com, and we look forward to doing more in this combination.

We look forward to bringing those assets and those skills to the combination and just doing more with a larger customer base that Nick brings to the table and a larger capital base that Rich brings to the table.

JOSEPH GARNER: Rich, you had mentioned that you feel that this is a new kind of company to address a new need in the market place. Why don't you talk a little bit about that? Exactly - you know, what do you see as the need and really what is your strategic vision and growth strategy as you see it for this company?

RICH MASTERSON: Well, I think going forward the market has certainly spoken and has said that it's not enough to try to succeed on the Internet, purely with the technical advantage, or purely with the marketing advantage, or financial advantage, you really need an integrated offering, and I think that's what the three companies coming together offer.

As I look at, you know, this particular opportunity it's clearly a case where some of the parts have been worth more than the whole. We've got the successes that Van mentioned, and here we've got - with the top Media Metrix listing we've got more unique users than

"USA Today" and the "Wall Street Journal." This is not a story that's been getting out of Infonautics.

At IBSX, Nick has been running this company with half the turnover rate of peer group companies in the professional services phase. These are companies that have been succeeding but maybe lacked an end game, and that is (which means), "okay so where do we go from here?"

By coming together we've got a new kind of opportunity. We can work with venture capitalists, with entrepreneurs, and with our existing corporate partners to provide solutions that independently we couldn't offer. And let me give you an example.

Van's got a number of successful properties already launched and more on the way. By virtue of our partnership at Cross Atlantic we now have access to the capital we need to grow those properties.

Nick has got a fabulous offering at IBS with his network services business as well as e-services, but now he can also offer up the awareness and the audience of Infonautics. And when you bring it together, it's a really elegant looking blended solution and one that frankly you couldn't build for the kinds of prices that these companies are trading at today. We're very, very encouraged by what we see here and looking forward to a long-term success story.

JOSEPH GARNER: Van, one of the - one of the things that you've been credited with in your tenor as Chief Executive Officer at Infonautics has been taking a company which really was on the brink and nearly lost its Nasdaq listing and really had kind of turned that company around, realized value for some of the assets, and grew the business. While it gets to sometimes it's an oxymoron in the Internet area, but your able to actually grow revenues while decreasing cost and reducing cash burn and I don't see that every day.

Talk a little bit - I think you made - I'm looking for the quote in the press release today regarding something to the effect - and correct me on this cause I haven't located it here - oh, here it is - "you have history of building Websites quickly and economically." Talk a little bit about your thoughts in that area and how Digital Fusion is going to be able to capitalize on that going forward.

VAN MORRIS: Yeah, we think that the game in the web area has changed and no longer can you have a business plan that's says dear Mr. Venture Capitalist please give me 15 to 25 million dollars and at the back end maybe we'll find out if we have a business plan. We thought - we think that may have worked six, or eight, or ten months ago, but people are looking to take much more sophisticated bets on the Web.

When you take a look at the fact that we got the first version of Company Sleuth out with an investment of less than 200,000 dollars or that we acquired registered users for fifty cents in that property. Or if you take a look at Echo Factor, our most recent property that we are developing inside of Infonautics, I think we do have a track record of building

Web properties economically and quickly, and testing them in the real world not in a laboratory.

I think the challenge that Infonautics has had is one that frankly - its future was brighter than its legacy - and so we wanted to change the game in a very, very fundamental way and we wanted to take what we've been doing historically and put it on a broader canvas.

Nick brings to the table 325 people that are working in real America with real corporations. When we bring that kind of power together with this, with the track record that we've had in building properties - and then one of the things that we're very much looking for from Rich Masterson is the branding that he brings to the table. Certainly in the professional services and certainly in the Philadelphia area he is known from his founding of US Interactive and his skill in marketing. We look at transforming both IBS and Infonautics into the new company.

RICH MASTERSON:  Joe, Rich Masterson here.

One of the things I'd add to Van's comments is in my work at First Avenue and with Cross Atlantic I've had the opportunity to work with a number of offshore entities, all very, very excited about getting a soft landing spot here in the US. So I think the other thing to share with you in terms of vision for the company going forward is a tight alignment with a number of venture capital partners and we're going to be looking to commercializing and globalize some of these properties in short order.

JOSEPH GARNER: So you really - I mean, to kind of pull things together, Rich, it sounds like you're not only talking about working with the companies and current customers of the existing three businesses here, but it sounds like you're also looking at addressing a larger base - domestically and internationally that other early-stage companies may be dealing with at this time.

RICH MASTERSON: Absolutely. We are - we're going to increase the offering that we have to our existing customers, but we're going to be serving a whole new customer base.

We're going to be working with venture capitalist to make sure that they de-risk some of their investments and this is - this is absolutely not a parochial view world. And that is, we want to actively partner with technology companies, with offshore companies, with venture capitalist.

We don't believe that it's a turnkey solution and the markets cornered on intellectual capital here, instead we're going to more of an open source network approach and I think that's proven very successful in the past.

JOSEPH GARNER: We have - some of the questions that have risen today have been, you know, the company IBS Interactive appears to be in somewhat of a turnaround or a transformation mode itself. Kind of talk a little bit about that, particularly in context of an acquisition that you had made recently which also was of the name "Digital Fusion" and how that's bringing your company to some of the higher value-ad parts of the Internet professional services spectrum.

NICK LOGLISCI: Right. Gladly Joe. Again, in the third and fourth quarter of this year we realized that as a network play we were running up against the big boys, we continue to grow. And what I mean by that is the Verios (NASDAQ: VRIO)
(http://home.verio.com)     of    the    world,    the  AT&T's; (NASDAQ:T)
(http://www.att.com), and we saw our e-services business growing quite rapidly and yet we lacked the resources. IBS had a very good front-end piece. What I mean by that is we dealt very good with front-end piece technologies, but we lacked the strength in the strategic side as well as the back end. Enter Digital Fusion.

And I first spoke with Roy Crippen, who was the president of the Digital Fusion, who's now the Chief Operating Officer at IBS Interactive, and it looked like a perfect mix, and it was kismet the first time we spoke. IBS had a very strong front-end piece as well as Website development, and Roy brought in that strong back end piece. And it was a natural fit and the two companies came together very quickly, had been - and integrated very quickly.

I think what's also important to note at that time, we realized that the ISP - especially the consumer piece of our business - was slowing in growth, although we have a very loyal customer base. And as reported in our last quarter we did announce the sale of our consumer ISP business, and I will be happy to report, although nothing official yet, those talks are moving along very well.

At the same too we realized that when we were acquiring Digital Fusion we would need an influx of capital and in the - in the beginning of the second quarter the company went out and raised 7.5 million dollars, added it to our balance sheet, with a significant investment from Tech Bank of about 5 million dollars.

Tech Bank is a subsidiary, Tech Bank USA of the Kuwaiti national government and is a very strong strategic partner, and a strategic partner we look forward to working with at Digital Fusion. And over time too, the company has focused on two significant events. Number one, continuing to raise the bar as far our revenue is concerned while at the same time too decreasing our burn rate to get back to our goal of being EBITDA positive by year-end, which we think is important as a services firm. Joe, if I can take a couple of seconds too, I do want to mention a couple of things about what I believe will be significant for IBS, our shareholders and our employees going forward in this merger.

We're very excited about it and we believe our shareholders are going to be too, once the story gets out and becomes clearer to them. Number one, on the services side, this is going to create a lot more business and we look forward to working with the folks at Infonautics and Rich on helping to drive more business to IBS and creating greater exposure for our services. As Rich said, we're sort of an under the radar screen company right now and we expect on getting out on the forefront on that. Next we see a lot of

Upside potential in Infonautics and their properties as well as the healthy balance sheet that they bring to the table.

Last but not least, I do want to mention, more significantly what First Avenue Ventures brings to the table because I think that there may be a perception out there that FAV is bringing capital to the table and that's it, and that couldn't be farther from the truth.

Number one, I've known Rich Masterson for a number of years now, we've worked well together in the past, we've always gotten along well and I think Rich is going to bring on that significant branding and marketing piece that Van and I are looking to take hold of. I also want to point out that I think Cross Atlantic coming to this is significant as well. We look - are looking at partnering with Cross Atlantic on assisting us on identifying technology opportunities on a global platform.

So, really what you see here is you got two smaller companies coming together, which is, first of all, we think a pretty great thing because of the - the kismet between the properties as well as the services. But, also this First Avenue Ventures group coming in with a top notch dynamic CEO joining us as well as a group run by folks like Don Caldwell and Glen Rieger, who will be joining our board of directors, just very exciting smart people who we believe are going to take this company to a whole new level.

JOSEPH GARNER: Nick, perhaps you or Rich could talk about, you know, some of the plans that - to take sort of the transformation forward on the idea IBSX front in terms of, you know, as many Internet professional services companies are now very quickly approaching profitable and cash flow positive levels. What's sort of your thoughts and your vision in terms of getting to that level with IBSX? What has to be done and how quickly can you get there?

NICK LOGLISCI:  Rich, I'll take the first stab at that.

RICH MASTERSON:  Yep.

NICK LOGLISCI: I think some of the things we've done at IBS we've done very well and some things that we need to improve on, and we are taking those necessary steps, Joe. Again, I think it's important to remember for your listening audience that IBS was originally founded as an ISP and a network services firm. And we quickly transition to the E services firm with the help of the merger of Digital Fusion. Some thing we do very well.

As Rich mentioned, our turnover rate is very low, it's half the industry standard. I think it's approximately 10 percent when a lot of other services firms are running upwards around 25, 30, percent in turnover, which speaks well to our employee base. I think that's a positive. Our utilization rates for the industry are very high as well and they're getting tighter as a course. The talent is tight up there in the services but our utilization rates, we're very pleased with those.

The area that we do have to improve on and we've identified - and we are taking those necessary steps - is looking at our billable rates and what we charge for our consultants and we are taking steps to increase our revenue per billable employee. So, that's some of the things that we're doing out there ..

JOSEPH GARNER:  INAUDIBLE

NICK LOGLISCI:  ... to improve our services side of the company.

JOSEPH GARNER:  Sorry, I didn't mean to interrupt you, Nick.  But, where ...

NICK LOGLISCI:  INAUDIBLE

JOSEPH GARNER: ... where does the revenue per billable employee stand currently?

NICK LOGLISCI: I don't have those numbers in front of me, Joe, right now. I will tell you though they are below the industry standards right now and we are focusing on bringing those up.

RICH MASTERSON: Joe, Rich Masterson here. As I looked at IBS I see tremendous opportunity. Here's a company with - there's tremendous demand in the market place for IT services. The revenue for full time equivalent, I don't have in front of me either, but I can tell you that it's roughly half the industry average.

If you think about that and say maybe we're successful with branding efforts and through some strategic partnership of raising our prices by, even as little as 10 percent, you see this company break even very, very quickly and turn profitable.

I should also say that Roy Crippen is doing a great job and Nick's doing a great job in managing the transition to an e-services firm, because if you just look at the progress over the last couple of months you see that they're going absolutely in the right direction. It's my job to accelerate that.

JOSEPH GARNER: Van, Emerald has said in writing a number of times that if there's any such thing as an Internet value stock - and I think we said this about a year ago when it was - maybe that - there are many Internet value stocks now - but we felt that this certainly was one.

Can you give us a quick run through of sort of what the Infonautics portfolio of a companies looks like because in my opinion there was always a little bit more to this company than meets the eye?

VAN MORRIS: Yeah, today the shareholder of Infonautics owns the following - owned a piece of the following assets. One, cash $13 million, that's easy to identify, eBay stock that as of last week was worth roughly 9 million dollars. We own 20 percent of Big

Chalk which, Joe, I believe your estimate - last estimate had that as 3 dollars a share to the - your evaluation to that was 3 dollars a share to the company.

Before we owned Electric Library and consumer business, a now profitable $2 and a half million a quarter, 10 million dollar run rate, revenue business, consumer business on the web - provide an annuity business for the company, and also as - had been reported by several folks there is a call option on that business of roughly two times revenue by bigchalk, the company that we spun out.

And then the Sleuth properties and the technology underlying those properties, which has a 1.3 million registered users. The registered user base is growing at a very nice pace. We're sending out on average, a million emails on per day with a nice growing page in those properties.

So, today Infonautics represents a collection of operating and investment assets where we think, in our opinion, clearly, that some of the parts is greater than the whole.

JOSEPH GARNER: Talk a little - you mentioned Echo Factor - and I thought this was interesting that you, I guess, introduced this to the public market in your earnings conference call last week. We haven't had a chance to speak on RadioWallStreet since that point in time. Talk a little bit about this business
- and I thought it was particularly interesting that it seems to leverage a lot of the technologies and capabilities that you developed with Sleuth.

VAN MORRIS: Echo Factor is an early stage development project inside of Infonautics. It's the kind of thing that we want to do more of at Digital Fusion. Echo Factor is a free headline syndication service, so think free iSyndicate with a GoTo.com GOTO; http://www.goto.com/ audience auction model at the back end.

Let  me  explain  -  and  by  the  way,   Echo   Factor  is  in  alpha  mode  at
www.echofactor.com. In Echo Factor, which is a B to B ingredient play, web masters come to Echo Factor, they identify things that they are interested in having content on their site - let's just say they're interested in entertainment headlines or a specific sport teams headlines. They identify that to Echo Factor, they get a very small snippet of the code, which web masters can put on their site, and now they get the daily Echo Factor feed for that item, whether it's a sport team or an entertainer right now, updated simultaneously on their Website every day, with co-branded email that comes out from that site. So instead of having to pay for content syndication they can get free through Echo Factor.

I think what's important about it too is it did leverage some of the technology but more importantly, we put together a small team, eight people, on April 25 for Echo Factor. We told them, you don't have a lot of money but go build a product as quickly as you can. By the end of May they had a working prototype and by the end of this month, end of July, they've got an alpha test product that's up in the market place that we can begin to experiment with traffic.

So, that's the kind of speed - and probably the company's invested less than 250,000 thousand dollars to date - speed operational leverage that we like in our early stage investing in Infonautics and that we think we'll do a lot more of within that - within Digital Fusion.

JOSEPH GARNER: Van, I'm going to pull out my calculator here. If I work through some of the evaluation data - in the press release it was stated that First Avenue Ventures invested 6 million dollars to acquire four and a half percent of the issued and outstanding shares of the new company, Digital Fusion. That would imply a market capitalization of 133 million dollars at that level.

My math would indicate if it's one share of Digital Fusion for each share of Infonautics, and similarly for IBS Interactive, Infonautics' shareholder would own about 61 percent of this company. That would value that stake at 81 million dollars or $6.70 cents an Infonautics' share. How does it - from your perspective, just for Infonautics' shareholders who may be out there, how does that math look?

VAN MORRIS: Joe, I've run the same - your calculator and my calculator work the same. We run the numbers the same way you do. There are a couple of important points.

One, we think it's a great deal for the Infonautics' shareholder - not only because of the transaction but the potential on top of that transaction. And secondly, I think the second point is that the market place should be noticing that some very smart and sophisticated money in the case of - in the case of Cross Atlantic and First Avenue Ventures just came in at your calculation of a 133 ($133 Million) market cap.

And so I think that clearly people who can carefully analyze and assess not only the current value of these companies but the future potential of these companies are choosing to invest at market caps that are north of where - where we're trading today and we think that they're making the right bet.

JOSEPH GARNER: Well, I got to throw you a tough one here, Van. Stock's up to about 23 percent today, so significant positive move, but it's slightly over 4 dollars a share. If this transaction is valuing Infonautics at 6.70 cents a share, in your mind, why do you think we're trading here?

VAN MORRIS: I think we're trading because people need to understand the story of what we're going to do with these companies, they need to understand the vision of what we're going to do with these companies. Again, I said that one of the challenges that I've had as CEO of Infonautics is that you tend to be known for your legacy than you do for your future or your potential.

And I think that people are going to get their hands around the story, they're going to do their math, they're going to take a deeper look in the properties. They're going to understand the trajectory that Nick's business is on, they're going to understand the operating leverage from minor improvements and operating metrics and - in their business they're going to do the research on Rich Masterson and his ability to brand the company and his ability to help in terms of marketing the company.

And I just think that in the doldrums of the summer, people are going to take a little while to get their hands around it but I think as they do they're going to realize the same things that we think smart money has realized and invest along side the company.

JOSEPH GARNER: I'll throw this out to whoever wants to tackle it. What has to happen from here? What's the process that you'll need to go through in the actual formation of Digital Fusion and what kind of time frame are we looking at?

RICH MASTERSON: Well, let me start and then I'll pass it over to Van. This is Rich, Joe. Let me begin by saying we've worked on this transaction for the last couple of months and Nick talked about kismet, the way the team has come together.

Certainly for me it's been an absolute pleasure to work with my two colleagues here and I'm looking forward to a very close working relationship as a team. There's nothing hostile about this deal, there's nothing unfriendly about this deal, we're all working together for the benefit of the shareholders.

And as it relates to the evaluations that Van just spoke of, I just don't think that the shareholders of these companies can do better right now than this kind of a play. This is just one of the most exciting upside opportunities I can see on the Internet.

You cannot buy properties like the properties that these two companies respectively represent, you cannot buy them privately at these kinds of evaluations. So, we're just tremendously excited about the upside potential here.

Now, in terms of process, you'll know that I may be a bit of a visionary but I always marry myself with the guy who keeps the trains on time, so I'll ask Van to address sort of the next steps for the team.

VAN MORRIS: Thanks. The typical process in this kind of transaction is that it will take roughly a month, plus or minus a couple of weeks, to put a proxy together and get in front of the SEC. The SEC then has the opportunity to review, which they may do or may not do. They also have the opportunity to ask for additional comments, which they may do or not do.

In time frames in moving through the SEC are really a function of the SEC with kind of thirty days being considered at the low end of the time scale and sixty to eighty-five days being at the high end of the time scale, Joe.

After it comes through the SEC and they've either commented or not commented typically you put the proxy in front of your shareholders for between twenty-one and thirty days. Roll all that together, Joe, it says that we anticipate closing the transaction - or putting the transaction in front of shareholders for a vote in the fourth quarter of this year. And I will say we're anxious to have that happen.

JOSEPH GARNER: Great. Well, congratulations, gentlemen. We wish you the best of luck with Digital Fusion and I want to thank each of you for being here on RadioWallStreet today.

RICH MASTERSON:  Thanks, Joe.

VAN MORRIS:  Thanks, Joe.

JOSEPH GARNER: You've been listening to a live interview with what will be the senior management team of Digital Fusion upon the completion of the transaction, that's Rich Masterson of First Avenue Ventures, Nick Loglisci of IBS Interactive, and Van Morris of Infonautics.

RICH MASTERSON:  Hey, Joe, Rich Masterson here.

JOSEPH GARNER:  Yes.

RICH MASTERSON: Before we sign off do you want to give us the details of your recent spin off?

JOSEPH GARNER: Well, my recent spin off happened last Monday morning. My wife gave birth to a beautiful baby girl, Charlotte Ann Garner. She's doing great, mother's doing great. The details, 8 pounds, 2 ounces, so she has a good head start.

NICK LOGLISCI:  Congratulations.

VAN MORRIS:  Congratulations, Joe.

JOSEPH GARNER: Thank you very much. So last week being earnings week it was a busy week for many different reasons, so thanks, Rich. And I want to thank our listeners as well. This has been Joe Garner of Emerald Research of Radio WallStreet.com.

And before we go I also want to remind our listeners one more time that today's show has been brought to you by Dell. One Focus Vision made Dell the worlds leading direct computer systems company, one bold concept, direct customer contact, has made Dell one of the most successful companies of the 1990's. Visit Dell by clicking on their ad here on the event page. Thank you, everyone.

OPERATOR:   This  concludes  the  program.  A  replay  will  be  available approximately one hour from now. On behalf of Radio Wallstreet.com we would like to thank all of you for logging on.



                                      END

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